SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 May 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	2024 First Quarter Trading Update dated 03 May 2024

Exhibit No: 99.1

3 May 2024
InterContinental Hotels Group PLC
2024 First Quarter Trading Update

Highlights

●	Q1 global RevPAR +2.6% YOY, with Americas -0.3%, EMEAA +8.9% and Greater China +2.5%
●	Average daily rate +2.3%, occupancy +0.2%pts
●	Gross system size growth +5.0% YOY, +0.7% YTD; opened 6.3k rooms (46 hotels) in Q1, +11.1% more YOY adjusting for Iberostar
●	Net system size growth +3.4% YOY, +0.0% YTD; adjusting for Iberostar +3.2% YOY, +0.0% YTD
●	Global system of 946k rooms (6,368 hotels); 66% across midscale segments, 34% across upscale and luxury
●	Signed 17.7k rooms (129 hotels) in Q1, +7.1% YOY; global pipeline of 305k rooms (2,079 hotels), +6.6% YOY
●	$239m of 2024's $800m share buyback programme completed to date, reducing share count by 1.4%
●	Agreement in Germany with NOVUM Hospitality signed in April, adding up to 17.7k rooms (119 hotels) or +1.9% to global system growth
●	Changes to System Fund arrangements, improving owner economics and growing IHG's ancillary fee streams

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"Global RevPAR in the first quarter of 2024 continued to grow, up +2.6%, reflecting the strength of our globally diverse footprint. There was an impressive performance in EMEAA which was up nearly +9%. The Americas, having already recovered very strongly, was broadly flat due to some adverse calendar timing, and Greater China grew by +2.5% and will continue to benefit from returning international inbound travel this year. Global occupancy moved up to 62% and average daily rate increased by a further +2% as pricing remained robust, reflecting the complete return of leisure, business, and group travel.

We opened more than 6,200 rooms across 46 hotels in the quarter, and signed nearly 18,000 rooms across 129 properties to increase our pipeline +6.6% year-on-year. Compared to the same quarter last year, room openings rose +11% adjusting for Iberostar, and signings grew +7%. 'Quicker to market' conversions generated over 35% of openings and signings in the quarter, reflecting the attractiveness of our brands and enterprise platform. In April, we were delighted to announce an agreement with NOVUM Hospitality that will double IHG's presence in Germany through even more conversions and strengthen our position in a priority market for domestic, inbound and outbound travel. The deal adds up to 119 hotels (17,700 rooms) or +1.9% to our global system over the coming years. This further validates the attraction to hotel owners of joining IHG's enterprise, and boosts confidence for our net system growth outlook.

In our separate announcement today, changes to our System Fund arrangements will improve economics for our owners and the continued growth in ancillary fee streams will deliver value through our growth algorithm, consistent with our strategic priorities. The combined power of our platform and efficiency of our operating model will continue to drive IHG forward. We are excited about the future and our ability to capitalise further on our strengths, scale and leading positions, and on the attractive, long-term demand drivers for our markets."

Regional performance

Americas
Q1 RevPAR was down -0.3% YOY, with US RevPAR down -1.9% and up +11.3% in aggregate across Canada, Latin America and the Caribbean. Occupancy was 63.1%, down -1.1%pts, and rate was up +1.5%. Groups demand was strongest, Leisure was also ahead YOY, and Business revenue was slightly lower. The timing of Easter led to lower demand in late March including for Business travel, but was followed by higher demand in April, such that trading over the last 8 weeks in aggregate has seen US RevPAR ahead of last year.

Gross system growth was +2.3% YOY and +0.6% YTD, with 3.1k rooms (26 hotels) opened in the quarter. Net system size growth was +1.0% YOY and +0.0% YTD. A further 5.1k rooms (61 hotels) were added to the pipeline, representing a broadly similar signings pace to the same quarter last year. Signings included 9 Garner and 8 avid hotels, 11 hotels across the Holiday Inn Brand Family, a further 25 across our extended stay brands and 5 across Luxury & Lifestyle.

EMEAA
Q1 RevPAR was up +8.9% YOY, with occupancy up +2.7%pts to 66.7% and rate up +4.5%. By major geographic markets within the region, RevPAR ranged from up +16.9% in Japan, +10.2% in Australia, +7.4% in the Middle East, +6.2% in Continental Europe, to +2.4% in the UK, reflecting the differing stages of recovery already achieved by this time last year.

Gross system growth was +7.2% YOY and +0.4% YTD, with 1.0k rooms (10 hotels) opened in the quarter. Net system size growth was +5.7% YOY (+4.8% adjusting for Iberostar) and -0.2% YTD. There were 5.4k rooms (28 hotels) added to the pipeline, up from 5.2k in the comparable quarter, with conversions representing around 38% of all signings and which included the first 3 Garner properties in Japan that quickly followed the brand launch across the EMEAA region.

Greater China
Q1 RevPAR was up +2.5% YOY, with occupancy up +0.7%pts to 53.5% and rate up +1.3%. Tier 1 cities saw RevPAR up +7.3%, reflecting the continued return of international travel. The performance in Tier 2-4 cities was down -2.1%, given tougher comparatives from resurgent demand this time last year and expanded outbound travel to South East Asia.

Gross system growth was +10.4% YOY and +1.2% YTD, with 2.1k rooms (10 hotels) opened in the quarter. Net system size growth was +7.9% YOY. A further 7.2k rooms (40 hotels) were added to the pipeline. Development activity continues to gain momentum following the extended period of Covid-related restrictions, with signings up +22% YOY.

Share buyback progress

At the time of reporting our 2023 full year results on 20 February 2024, IHG announced a new $800m share buyback programme to return surplus capital to shareholders in 2024. This follows the $750m programme in 2023 and the $500m programme announced in 2022 which already reduced the total number of voting rights in the Company by 6.1% and 5.0%, respectively. The 2024 programme is 30% complete with $239m (£190m) having been cumulatively spent to date, repurchasing 2.3 million shares. The 2024 programme to date has therefore reduced the total number of voting rights in the Company by a further 1.4% to 162.9 million as at market close on Thursday 2 May 2024.

IHG's 2024 share buyback programme and ordinary dividend payments are expected to return over $1bn to shareholders during the year. This is equivalent to 7% of IHG's $14.9bn (£11.7bn) market capitalisation at the start of 2024, and 6.5% of IHG's most recent $16.1bn (£12.8bn) market capitalisation.

New agreement that doubles IHG's hotel presence in Germany

IHG and NOVUM Hospitality announced on 15 April 2024 a long-term agreement under which 108 open hotels (15,334 rooms) and 11 hotels under development (2,369 rooms) are expected to join IHG's system between 2024 and 2028. Conversion of the open hotels will happen in phases beginning in 2024, with the majority to take place over the next 24 months. This will increase IHG's global system size by up to 1.9% over the coming years. 52 of the hotels will join through a distinctive collaboration between Holiday Inn and 'the niu', NOVUM Hospitality's stylish, flagship upper midscale brand. 56 hotels will convert to Garner and 11 to Candlewood Suites, representing European debuts for these two brands.

Germany is one of Europe's largest hotel markets, with strong domestic consumption, inbound and outbound travel. In 2022, there were over 450 million overnight stays in Germany, the second highest in Europe, and the country generated the highest number of international outbound travellers globally, around 100 million.

IHG's growth in Germany will be supported by continued investment in building localised commercial platforms, such as the recent introduction of loyalty partnerships and improved booking systems. IHG expects its increased scale to bring significant benefits to NOVUM Hospitality and other IHG owners, including higher brand awareness, direct bookings and loyalty engagement, to capture both domestic demand and German outbound business. It will also drive the development of IHG's brands across more locations.

NOVUM Hospitality will adopt IHG brands and systems for this entire portfolio, becoming one of IHG's largest franchisees globally, with access to IHG's powerful commercial engine and technology platforms to drive hotel performance, efficient hotel operations and customer experience. The agreement also includes an exclusivity arrangement for future NOVUM Hospitality hotels to join IHG's leading brands and enterprise system.

For further details the full announcement can be read here.

Changes to System Fund arrangements

As separately announced today, given the highly successful growth and development of the IHG One Rewards loyalty programme, IHG has established new terms that govern assessment fees that owners pay into the System Fund ('the Fund') and the sharing arrangements for ancillary fee streams such as those related to the sale of loyalty points. The Fund is not managed to a profit or loss for IHG over the longer term, but for the benefit of hotels in the IHG system. System Fund revenues in 2023 totalled $1,564m, 27% more than five years earlier.

Following a review of IHG's owner charges, IHG is lowering its standard loyalty assessment fee that owners pay into the Fund. IHG is also today announcing to owners other marketing and loyalty programme benefits, including increasing certain Reward Night reimbursements that owners receive back out of the Fund when points are redeemed for stays, which will additionally improve IHG's overall owner offer and owner economics.

The Fund has received a growing stream of ancillary revenues such as those from the sale of IHG One Rewards loyalty points. Historically, IHG has allowed the full revenue generated on the sale of loyalty points to be included in the System Fund. A portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, will now be recognised by IHG within its results from reportable segments. Initially 50% of this will be recognised by IHG in 2024, which is estimated to deliver approximately $25m incrementally to revenue and operating profit from reportable segments. This will annualise in 2025 when 100% will be recognised by IHG. There is also expected to be further growth in future years as the number of points sold continues to grow, and due to the ramp-up effect of the IFRS 15 accounting standard which defers revenue recognition until consumption of the points previously sold.

As previously set out within the Company's update on strategic priorities in February 2024, IHG is actively developing opportunities to grow ancillary fee streams such as points sales. These also enhance fee margin, and are in addition to the 100-150bps annual improvement in fee margin on average over the medium to long term that IHG expects to be achieved through operational leverage.

IHG's hotel owners benefit from the substantial scale and efficiency of the System Fund and will continue to do so as it further grows and as the overall enterprise achieves new levels of strength. Across all the changes being made to the System Fund arrangements, IHG and the IHG Owners Association have worked together to ensure that the overall capacity and effectiveness of the Fund to invest and spend on behalf of all IHG system hotels remains strong, and that the operation of the Fund continues to be on a net nil surplus/deficit basis over the longer term.

For further details the full announcement can be read here.

For further information, please contact:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional shareholders:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a call commencing at 8:30am (London time) on 3 May. The live listen-only audio webcast can be accessed directly at https://www.investis-live.com/ihg/660c292172fa7d1300205ced/qgaaa or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK:	0207 107 0613
US:	631 570 5613
Other international numbers:	Click here
Passcode:	43 84 30 99

An archived replay is expected to be available within 24 hours and will remain available, accessed at www.ihgplc.com/en/investors/results-and-presentations.

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 3 May. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has more than 6,300 open hotels in over 100 countries, and a development pipeline of over 2,000 properties.

●      Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●      Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●      Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels

●      Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

●      Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

Q1 2024 vs 2023 (YOY)
	RevPAR	ADR	Occupancy
Global	+2.6%	+2.3%	+0.2%pts
Americas	-0.3%	+1.5%	-1.1%pts
EMEAA	+8.9%	+4.5%	+2.7%pts
Greater China	+2.5%	+1.3%	+0.7%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

	Q1 2024 vs 2023 (YOY)
	CER (as above)	AER	Difference
Global	+2.6%	+1.9%	-0.7%pts
Americas	-0.3%	-0.2%	+0.1%pts
EMEAA	+8.9%	+7.8%	-1.1%pts
Greater China	+2.5%	-2.0%	-4.6%pts

Appendix 3: System and pipeline summary of Q1 2024 YTD and YOY growths, and closing positions (rooms)

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total
Global	6,275	(6,096)	179	946,382	+0.0%	+3.4%	17,666	305,405
Americas	3,101	(2,929)	172	519,766	+0.0%	+1.0%	5,072	110,034
EMEAA	1,042	(1,414)	(372)	246,895	-0.2%	+5.7%	5,371	84,682
Greater China	2,132	(1,753)	379	179,721	+0.2%	+7.9%	7,223	110,689

a.  RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 March 2024 and includes hotels that have traded in all months in both the current and the prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Use of key performance measures and non-GAAP measures' in IHG's full year and half year results announcements for further information on the definitions.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	03 May 2024